September 16, 2020

MediaAlpha, Inc.

Draft Registration Statement on Form S-1

Submitted August 11, 2020

CIK No. 0001818383

Dear Messrs. Gessert and Clampitt:

MediaAlpha, Inc. (the “Company”) has today confidentially submitted with the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR, this letter and Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Revised Registration Statement”). This letter and the Revised Registration Statement set forth the Company’s responses to the comments of the staff of the SEC (the “Staff”) contained in your letter dated September 4, 2020 (the “Comment Letter”), relating to the Company’s initial draft Registration Statement submitted to the SEC on August 11, 2020 (the “Initial Registration Statement”). Clean copies of the Revised Registration Statement and copies of the Revised Registration Statement that have been marked to show changes made to the Initial Registration Statement are enclosed for your convenience along with copies of this letter.

Change in Company’s Planned Organizational Structure and Accounting Predecessor

The Company is modifying its expected organizational structure such that QL Holdings LLC (“QL Holdings”) is the predecessor (as defined in Regulation C, Rule 405) of the Company, rather than QuoteLab, LLC (“QuoteLab”). As a result, the Company has included the historical financial statements of QL Holdings instead of QuoteLab in the Revised Registration Statement. Importantly, as discussed below, because QL Holdings (i) is the current parent company of QuoteLab, (ii) has no material assets other than its equity interests in QuoteLab and (iii) has financial statements that are substantially similar to those of QuoteLab, the Company does not believe this substitution represents a significant substantive change to the financial statements or accompanying disclosures submitted to the SEC in the Initial Registration Statement.

Previously, based on the originally contemplated organizational structure of the Company outlined in the Initial Registration Statement (the “August 11 Structure”), in which QL Holdings would have been removed from the Company’s structure, the Company had concluded that QuoteLab would be the predecessor (as defined in Regulation C, Rule 405) of the Company. In that August 11 Structure, it was contemplated that the Company (through its wholly owned subsidiary Guilford Holdings, Inc., referred to as “Intermediate Holdco”) would own its share of the MediaAlpha business through its ownership of QuoteLab and would not own any interest in QL Holdings, which would have instead served as a holding company for certain existing investors. Accordingly, in the Initial Registration Statement, the Company presented the historical financial statements of QuoteLab as the predecessor.

As described in the Revised Registration Statement, the Company is revising the organizational structure (the “Revised Structure”), whereby the Company (through Intermediate Holdco) will own its share of the MediaAlpha business through its ownership of QL Holdings (which in turn will continue to own 100% of QuoteLab). At all times since its inception in March of 2014, QL Holdings has, together with its subsidiaries (including QuoteLab), conducted the MediaAlpha business and owned and operated all assets related thereto. QL Holdings is a holding company; its only material asset is the equity interests of its wholly owned subsidiary QuoteLab. See Exhibit A for a comparison of the existing structure, the August 11 Structure and the Revised Structure.

Based on the Revised Structure, the Company has concluded that QL Holdings is the predecessor of the Company, rather than QuoteLab, for the following reasons:

•

at all times since its inception in March of 2014, QL Holdings has, together with its subsidiaries (including QuoteLab), conducted the MediaAlpha business and owned and operated all assets related thereto;

•	QL Holdings has no material assets or operations, other than its equity interests in QuoteLab; and

•	prior to the acquisition of QL Holdings by the Company, the Company’s operations before the acquisition would be insignificant relative to the operations of QL Holdings.

In addition, the financial statements of QL Holdings and QuoteLab are substantially similar, other than immaterial differences in certain balance sheet amounts, immaterial differences in certain 2018 income statement line items, and the existence of certain redemption rights in favor of certain holders of QL Holdings that will not exist following the offering.

Importantly, if the August 11 Structure had contemplated the Company’s ownership of the MediaAlpha business through QL Holdings instead of QuoteLab, the Company would have concluded that QL Holdings is the predecessor of the Company and presented the historical financial statements of QL Holdings instead of those of QuoteLab.

Furthermore, the Company respectfully submits that inclusion of the QL Holdings financial statements (rather than the QuoteLab financial statements) in the Revised Registration Statement will provide the same level and quality of information to investors as if the Company had included the financial statements of QuoteLab. The audited financial statements of QL Holdings for the years ended December 31, 2018 and 2019 that are included in the Revised Registration Statement are accompanied by the audit report of the Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP.

In light of the Revised Structure, the Company believes that in accordance with the rules and interpretations of the SEC and applicable accounting standards, it is most appropriate to include the historical audited financial statements of QL Holdings in the Revised Registration Statement, rather than those of QuoteLab. In addition, for the reasons described above, the Company does not believe that the substitution of these financial statements represents a significant substantive change to the financial disclosures submitted to the SEC in the Initial Registration Statement.

The Company further advises the Staff that, in light of the change in organizational structure described above, the Company has submitted responses to the comments of the Staff in the Comment Letter pertaining to QuoteLab by reference to QL Holdings instead, unless the context otherwise indicates.

Draft Registration Statement on Form S-1

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Revised Registration Statement. All references to page numbers in these responses are to pages of the Revised Registration Statement.

General

1.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: The Company acknowledges the Staff’s comment and confirms that it will supplementally provide copies of all written communications presented or expected to be presented by the Company or on its behalf to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”).

2.

Please confirm in a cover letter to the nonpublic draft submission that you will publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show, or in absence of a road show, at least 15 days prior to the requested effective date of the registration statement.

Response: The Company has included a confirmation in a cover letter to the Revised Registration Statement.

Cover Page

3.

Please revise the front cover page of your prospectus to separately state the title and amount of securities offered by the selling stockholder. Please make conforming changes to the Fee Table. Refer to Item 501(b)(2) of Regulation S-K for guidance.

Response: The Company has revised the cover page of the prospectus and the Fee Table to address the Staff’s comments.

4.

Please revise the cover page of your prospectus to disclose the respective percentage of the economic interests of your subsidiary, QuoteLab, LLC, that will be owned, either directly or indirectly, by investors in this offering, the other owners of QuoteLab, LLC, Insignia and the Senior Executives. Please make conforming changes to your description of The Offering beginning on page 13. In this regard we note your disclosure on page 69, Voting and Economic Rights of Members, that net profits and losses of QuoteLab, LLC will be allocated and distributed to its members pro rata in accordance with the number of QuoteLab units held by such members.

Response: The Company has revised its disclosure on the front cover page of the prospectus and the description of the offering beginning on page 15 with respect to QL Holdings LLC to address the Staff’s comments.

Financial statements and basis of presentation, page ii

5.	Please tell us how you determined financial statements of the registrant, MediaAlpha Inc., are not required.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that MediaAlpha Inc. was formed for the sole purpose of the offering and effecting the offering reorganization described in the Revised Registration Statement under “The reorganization of our corporate structure”. As disclosed on page ii under the heading “Financial statements and basis of presentation”, the Company has engaged only in activities in contemplation of the offering and has no operations and only nominal assets.

In addition, the Company respectfully submits that the Company qualifies as a “business combination related shell company”. Pursuant to Section 1160 of the SEC’s “Division of Corporate Finance Financial Reporting Manual”, if the registrant is a “business combination related shell company”, the registrant’s financial statements may be omitted. A “shell company” is defined in Rule 405 under the Securities Act as a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB, that has (a) no or nominal operations; and (b) either (i) no or nominal assets, (ii) assets consisting solely of cash and cash equivalents or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. MediaAlpha Inc. has no operations or assets and will not have any operations or assets until immediately prior to the consummation of the offering, at which time it will acquire the equity of Intermediate Holdco and, in turn, QL Holdings LLC.

A “business combination related shell company” is defined in Rule 405 under the Securities Act as a shell company that is (a) formed by an entity that is not a shell company solely for the purpose of changing the corporate domicile of that entity solely within the United States or (b) formed by an entity that is not a shell company solely for the purpose of completing a business combination transaction (as defined in Rule 165(f) under the Securities Act) among one or more entities other than the shell company, none of which is a shell company.

Accordingly, the Company respectfully submits that it is not required to include financial statements of MediaAlpha Inc. in the Revised Registration Statement. Following the completion of the offering reorganization and the offering, the Company intends to include the financial statements of MediaAlpha Inc. in its periodic reports and other filings as required by applicable law and the rules and regulations of the SEC.

Prospectus summary

Our market opportunity, page 4

6.

Please revise to provide support for the statement in the second sentence on page 6 that you “provide the leading technology platform that enables insurance carriers and distributors to efficiently acquire customers online at scale.” Please make conforming revisions to the Business section on page 106.

Response: The Company has revised the disclosure on page 6 and on page 128 under the header “Business” to add the underlined text:

We believe we provide one of the leading technology platforms that enables insurance carriers and distributors to efficiently acquire customers online at scale.

Although there are myriad of businesses that facilitate consumer acquisition online, the Company believes that it is unique insofar as it has developed and grown a technology platform that enables insurance carriers and distributors to efficiently acquire customers online at scale. While there may be a limited number of businesses that use technology platforms to sell consumer referrals to clients within the insurance industry or otherwise enable these clients to efficiently acquire end consumers, there is a lack of reliable information and data available to the Company regarding the scope and financial performance of such other businesses. Based on industry knowledge and experience, however, the Company believes that it provides one of the leading technology platforms for efficient customer acquisition in the insurance industry in terms of size and reputation.

Summary consolidated financial and operating data, page 18

7.

Please tell us which entity you have identified as the accounting acquirer and your basis in U.S. GAAP for your determination. Please clarify the facts and circumstances considered in arriving at your conclusion. Your response should address the factors outlined within paragraphs 10-15 of ASC 805-10-55; Business Combinations.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Intermediate Holdco has been identified as the accounting acquirer. When determining the accounting acquirer, the Company considered the series of offering reorganization transactions described in the Revised Registration Statement under “The reorganization of our corporate structure”. The outcome of one of the offering reorganization transactions results in Intermediate Holdco holding all of the Class A-1 managing member units of QL Holdings, with all other prior investors in QL Holdings retaining economics with new Class B-1 non-voting units. The Class B-1 non-voting units do not have kick-out rights or substantive participating rights that would preclude Intermediate Holdco from exercising control. QL Holdings will retain 100% voting rights and 100% economics interests in QuoteLab. This transaction step results in Intermediate Holdco controlling QL Holdings, where there was no previous controlling party over QL Holdings. The Company believes that the accounting acquirer is clearly indicated through financial interests, as indicated in ASC 805-10-55-10 and ASC 805-10-25-5. Since 100% of the controlling interest of QL Holdings is held by Intermediate Holdco, the Company did not consider the additional factors found in ASC 810-10-55 guidance paragraphs 11-15.

The Company also considered whether MediaAlpha, Inc. could be the accounting acquirer as a result of the series of offering reorganization transactions described in the Revised Registration Statement under “The reorganization of our corporate structure”. The Company considered the guidance in ASC 805-10-55-15 and determined that MediaAlpha, Inc. is not substantive. As noted in the Company’s response to the Staff’s Comment #5, MediaAlpha, Inc. is a shell-company created to effect the Transaction with no significant pre-combination activities other than to issue shares to existing equity holders of QL Holdings, indicating that MediaAlpha, Inc. lacks overall substance. As a non-substantive new entity, MediaAlpha, Inc. cannot be the accounting acquirer.

The Company has included a disclosure on page 20 and under “Unaudited pro forma consolidated financial information” on page 85 to indicate that Intermediate Holdco has been identified as the accounting acquirer.

Management’s discussion and analysis of financial condition and results of operations

Key business and operating metrics

Adjusted EBITDA less capital expenditures, page 92

8.

You disclose adjusted EBITDA less capital expenditures which you define as net cash provided by operating activities, as adjusted for changes in operating assets and liabilities, cash paid for interest, cash paid for transaction expenses, cash paid for redemption of Class B units of QL Holdings LLC in excess of fair value, and capital expenditures. Please tell us how you determined this measure complies with Item 10(e)(ii)(A) of Regulation S-K, including your consideration of the prohibition regarding the exclusion of charges or liabilities that require, or will require, cash settlement therein. Alternatively, remove this measure from your filing.

Response: The Company has removed the references to adjusted EBITDA less capital expenditures to address the Staff’s comments.

Contribution and Contribution Margin, page 93

9.

We note your reconciliation of non-GAAP Contribution and Contribution Margin to revenue, which you have identified as the most directly comparable GAAP measure. We do not believe revenue, which excludes expenses, is the most directly comparable GAAP measure. Please revise to present GAAP gross profit as the starting point of your reconciliation. Additionally, revise to present a GAAP gross profit percentage. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and footnote 27 of non-GAAP adopting Release No. 33-8176.

Response: The Company acknowledges the Staff’s comment and respectfully advises that the Company does not present gross profit in its consolidated statements of operations. Because the Company does not present gross profit in consolidated statements of operations, the Company has presented a reconciliation of Contribution to (x) revenue, less (y) cost of revenue as presented in the Company’s consolidated statements of operations. Furthermore, the Company advises the Staff that the line item cost of revenue presented in the consolidated statements of operations includes cost of revenue related to depreciation and amortization such that revenue less cost of revenue is equal to GAAP gross profit. Therefore, the Company believes that this subtotal of revenue less cost of revenue is the most directly comparable GAAP measure to Contribution. As shown in the reconciliation tables on pages 26 and 106, in order to reconcile this subtotal with Contribution, the Company identifies the specific elements of cost of revenue which are excluded from Contribution. The Company has also revised the tables on pages 26 and 106 to clearly identify this subtotal.

Although the Company cannot present a GAAP gross profit percentage, the Company has revised the Initial Registration Statement to provide a comparable GAAP percentage, which is (i) (x) revenue, less (y) cost of revenue, divided by (ii) revenue. The Company has revised the Initial Registration Statement to include this percentage immediately prior to each reference to Contribution Margin, as shown on pages 24, 100 and 106.

10.

You state that you use contribution and contribution margin to measure the return on your relationships with your supply partners, excluding certain fixed costs, the financial return on your online advertising, and your operating leverage and that you present contribution and contribution margin because they are used extensively by your management and board of directors to manage your operating performance, including evaluating your operational performance against budget and assessing your overall operating efficiency and operating leverage. Please tell us in more detail how you use contribution and contribution margin in evaluating your business and making operating decisions.

Response: Although the Company does not use Contribution and Contribution Margin as measures of overall profitability, Contribution and Contribution Margin are used by the Company’s management and board of directors to manage its operating performance, including evaluating its operational performance against budget and assessing its overall operating efficiency and operating leverage. For example, if the Company’s Contribution Margin increases and its headcount costs remain steady, the Company’s Adjusted EBITDA and operating leverage increase. If Contribution Margin decreases, the Company may choose to re-evaluate and re-negotiate its revenue share agreements with its supply partners, to make optimization and pricing changes with respect to its bids for keywords from primary traffic acquisition sources, or to change its overall cost structure with respect to headcount, fixed costs and other costs.

The Company has revised its disclosure on pages 25 and 105-106 to supplement its descriptions of Contribution and Contribution Margin with the information above.

Liquidity and capital resources, page 100

11.

You disclose that you aim to align your payment obligations to supply partners and traffic acquisition sources with the timing of payments from demand partners and that if you were to experience a delay in receiving a payment from a demand partner within a quarter, your operating cash flows for that quarter could be adversely impact. You also state that you have separate agreements with demand partners and suppliers and that suppliers are not party to the contractual arrangements with your demand partners, nor are the suppliers the beneficiaries of your demand partner agreements. In situations where the demand partner is the same as the supply partner, revise to clarify if you still hold separate agreements and if there is the ability to offset demand and supply payments under those contracts and the potential impact to operating cash flows.

Response: The Company has revised its disclosure on page 116 to address the Staff’s comments.

Quantitative and qualitative disclosures about market risk

Concentrations of credit risk and of significant demand and supply partners, page 103

12.

Please expand your disclosure to identify the name of the customer referenced in your discussion of customer concentrations in the third paragraph. Please also disclose the names of the two suppliers referenced in the fourth paragraph.

Response: The Company has revised its disclosure on page 120 to identify the name of the customer referenced in the discussion of customer concentrations.

In the case of suppliers, the Company respectfully notes that neither current Item 101 of Regulation S-K requires, nor will the recently amended Item 101 (see Release Nos. 33-10825; 34-89670; File No. S7-11-19) require, a registrant to identify the names of its suppliers, other than in the case of smaller reporting companies pursuant to Item 101(h).

Further, the Company believes that identifying the names of its top two suppliers could result in competitive harm to the Company. In particular, if such suppliers were to be identified, the Company’s competitors could infer information about the Company’s commercial relationships with its top suppliers and exploit that information in order to attract these suppliers away from the Company. Furthermore, the Company does not generally inform its suppliers of their position relative to the Company’s other suppliers and believes that doing so could adversely affect the Company’s bargaining position.

In addition, the Company believes the identity of the top two suppliers is not material to potential investors in the offering. The Revised Registration Statement already includes extensive disclosure about the nature of the businesses that constitute the Company’s suppliers and the nature of Company’s relationship with such suppliers on pages 7, 28, 103 and 133. Given the diversity of suppliers’ websites where consumers can shop for insurance, and from which the Company can source its Consumer Referral inventory, and the fact that the Company’s top two suppliers (i) do not have any special relationship with the Company compared to its other suppliers and (ii) are not, to the Company’s knowledge, experiencing any unique circumstances compared to the Company’s other suppliers that would have a material impact on the Company’s business, the Company does not believe that the identity of the top two suppliers will provide investors with meaningful additional insight into the Company’s business, risks or prospects. In the event such facts and circumstances were to change, the Company will consider appropriate disclosures at such time.

Business

Our platform

We connect insurance companies with websites where consumers shop for insurance, page 112

13.	Please revise to disclose how average cost-per-click for your high-quality insurance partners of $40 is calculated.

Response: The Company has revised its disclosure on page 131 to address the Staff’s comments.

Principal and selling stockholders, page 138

14.	Please identify the natural person(s) with voting and/or dispositive power over the shares owned by Insignia Capital Group, LP.

Response: The Company has revised its disclosure on page 157 to address the Staff’s comments.

Description of capital stock, page 141

15.

We note your disclosure on page 70 under The reorganization of our corporate structure—Coordination of MediaAlpha, Inc. and QuoteLab, LLC, that the net proceeds from the sale of one share of your Class A common stock will be contributed to Holdco and then to QuoteLab or transferred to a holder of Class B units of QuoteLab. Please expand your disclosure under this section to describe the rights, privileges and preferences to which holders of QuoteLab Class B units will be entitled.

Response: The Revised Registration Statement includes a comprehensive description of the rights, privileges and preferences to which holders of Class B units will be entitled under the heading “The reorganization of our corporate structure—Fourth amended and restated limited liability company agreement of QL Holdings LLC”, beginning on page 72. To address the Staff’s comment, the Company has revised its disclosure on page 160 under the heading “Description of capital stock” to include a cross-reference to this description. Further, the Company has revised its disclosure on page 73 under the heading “The reorganization of our corporate structure—Coordination of MediaAlpha, Inc. and QuoteLab, LLC” to clarify the circumstances in which the net cash proceeds of sales of the Company’s Class A common stock would be used to purchase additional Class B units of QL Holdings LLC from the Class B unitholders.

Forum selection, page 148

16.

We note that your amended and restated certificate of incorporation contains exclusive forum provisions providing that the state courts in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware, will be the sole and exclusive forum for certain actions including derivative actions. Noting your disclosure here and in the related risk factor appearing on page 58, it is not clear to us whether such provisions will apply to claims brought under the Securities Exchange Act of 1934, particularly if such claims are brought in addition to a claim or claims under Delaware law. Please revise your disclosure here and in the related risk factor to clarify.

Response: The Company has revised its disclosure on pages 61 and 167 to address the Staff’s comments.

*     *     *

Should you have any questions or comments with respect to the Revised Registration Statement or this response letter, please contact C. Daniel Haaren at 212-474-1322.

Sincerely,

     /s/ C. Daniel Haaren

          C. Daniel Haaren

David Gessert

Michael Clampitt

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0001

VIA EDGAR

Copies to:

Steve Yi, Chief Executive Officer

Tigran Sinanyan, Chief Financial Officer

Lance Martinez, General Counsel

MediaAlpha, Inc.

700 South Flower Street, Suite 640

Los Angeles, California 90017

VIA E-MAIL

Exhibit A